



UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

No Act
PE 5/26/11

June 24, 2011

Robert T. Molinet
Corporate Vice President - Securities & Corporate Law
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 6-24-11

Re: FedEx Corporation
Incoming letter dated May 26, 2011

Dear Mr. Molinet:

This is in response to your letters dated May 26, 2011 and June 22, 2011 concerning the shareholder proposal submitted to FedEx by Amalgamated Bank's LongView LargeCap 500 Index Fund. We also have received a letter on the proponent's behalf dated June 14, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Cornish F. Hitchcock
Hitchcock Law Firm PLLC
1200 G Street, NW, Suite 800
Washington, DC 20005-6705

June 24, 20011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: FedEx Corporation
Incoming letter dated May 26, 2011

The proposal asks the board "to adopt a public policy to promote responsible use of company stock by all named executive officers and directors, which policy would bar derivative or speculative transactions involving company stock."

There appears to be some basis for your view that FedEx may exclude the proposal under rule 14a-8(i)(7), as relating to FedEx's ordinary business operations. In this regard, we note that the proposal relates to the "responsible use of company stock" and does not, in our view, focus on the significant policy issue of executive compensation. Accordingly, we will not recommend enforcement action to the Commission if FedEx omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Mark F. Vilardo
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Robert T. Molinet
Corporate Vice President
Securities & Corporate Law

942 South Shady Grove Road
Memphis, TN 38120

Telephone 901.818.7029
Mobile 901.299.7620
Fax 901.818.7119
rtmolinet@fedex.com


Corporation

VIA E-MAIL

June 22, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: **FedEx Corporation – Omission of Stockholder Proposal Relating to the Adoption of a Policy Promoting Responsible Use of FedEx Stock by Named Executive Officers and Directors**

Ladies and Gentlemen:

The purpose of this letter is to respond to the letter dated June 14, 2011 (attached hereto as **Exhibit A**), from Cornish F. Hitchcock on behalf of Amalgamated Bank LongView LargeCap 500 Index Fund (the "Proponent"), relating to the stockholder proposal and related supporting statement (the "Stockholder Proposal") submitted by the Proponent for inclusion in our proxy statement and form of proxy for the 2011 annual meeting of our stockholders (the "2011 Proxy Materials"). We have previously delivered a letter, dated May 26, 2011 (attached hereto as **Exhibit B**), to the staff of the Division of Corporation Finance (the "Staff") requesting that the Staff agree that we may exclude the Stockholder Proposal from our 2011 Proxy Materials. In accordance with Rule 14a-8(j), we are simultaneously providing a copy of this letter and its exhibit to the Proponent.

The Stockholder Proposal requests the adoption of a policy promoting responsible use of FedEx stock by named executive officers and directors. As discussed in our previous letter, the Stockholder Proposal relates to our ordinary business operations – namely, our compliance with laws and legal compliance programs and governance of alleged conflicts of interest and employee conduct. We disagree with the Proponent's assertion that the Stockholder Proposal addresses an executive compensation matter. Thus, the precedents of executive compensation-related no-action requests that the Proponent relies on so heavily in its response letter are irrelevant.

First, executive compensation shareholder proposals seek to influence compensation arrangements, determined by compensation committees, which affect the total mix and amount of compensation to be paid to executives. The compensation decisions that executive compensation shareholder proposals attempt to influence target compensation committee deliberations prior to the time compensation has been awarded to the executive. For example, the Proponent cites the *Wendy's International Inc.* (Jan. 18, 1990) no-action request denial related to a golden parachute proposal, as well as the *Bank of America Corp.* (Mar. 4, 2011) no-action request denial related to executive perks, as relevant authority. However, unlike the Stockholder Proposal, both of these proposals focus on compensation committee decisions related to the type and amount of compensation to be paid to executives, before the executives receive their total compensation. The Stockholder Proposal does not seek to limit or change the amount, means or methods of our compensation of executives as in *Wendy's* and *Bank of America*. Instead, the Stockholder Proposal primarily addresses concerns related to executives' engagement in derivative or speculative transactions involving FedEx stock, activities that are entirely distinct from the compensation committee's decisions regarding the type and amount of executive compensation made before compensation is awarded.

Second, the Stockholder Proposal covers all FedEx stock that executives and directors own, regardless of whether the executives and directors were granted those shares of stock through FedEx compensation programs or otherwise obtained them without any involvement by FedEx. The Stockholder Proposal would affect all FedEx stock that executives and directors owned prior to joining FedEx or have since purchased in the open market. While the Staff has found stockholder proposals related to clawback provisions to be executive compensation proposals, the clawback proposals only concern company stock provided to executives as part of compensation. The Stockholder Proposal is clearly much more far-reaching.

Lastly, as a general matter, compensation committees do not have responsibility for overseeing matters other than those related to compensation. As we described in our prior letter, issues related to hedging and pledging stock are part of companies' insider trading policies because they are relevant to a company's assurance of being in compliance with laws. Boards generally designate either their audit or nominating/governance committee with the responsibility of overseeing these types of legal compliance polices. Additionally, the New York Stock Exchange places the responsibility of "compliance with laws" – which the Stockholder Proposal clearly addresses – with a company's audit committee. Therefore, because compensation committees typically do not manage matters related to stock hedging and pledging activities of executives, such matters are plainly outside the realm of executive compensation.

For the reasons set forth in our previous letter and herein, we again respectfully request that the Staff agree that we may omit the Stockholder Proposal from our 2011 Proxy Materials.

If you have any questions or need any additional information, please feel free to call me. Thank you for your prompt attention to this request.

Very truly yours,

FedEx Corporation



Robert T. Molinet

Attachments

cc: Amalgamated Bank LongView LargeCap 500 Index Fund
c/o Mr. Cornish F. Hitchcock
Hitchcock Law Firm PLLC
conh@hitchlaw.com

[881470]

Exhibit A

Proponent's Letter Dated June 14, 2011

HITCHCOCK LAW FIRM PLLC
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005-6705
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

14 June 2011

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Via e-mail

Re: Request for no-action relief filed by FedEx Corporation

Dear Counsel:

On behalf of Amalgamated Bank's LongView LargeCap 500 Index Fund (the "Fund") I am responding to the letter from counsel for FedEx Corporation ("FedEx" or the "Company") dated 26 May 2011 ("FedEx Letter"). In that letter FedEx seeks no-action relief as to a shareholder proposal that the Fund submitted for inclusion in the proxy materials to be distributed for the 2011 annual meeting. For the reasons set forth below, the Fund respectfully asks the Division to deny the requested relief. We would be grateful as well if you could send a copy of the decision to the undersigned by fax or e-mail.

The Fund's Proposal.

The Fund's resolution asks FedEx to adopt a "public policy to promote responsible use of company stock by all named executive officers and directors," which policy would "ban derivative or speculative transactions involving company stock," including, but not limited to "trading in puts, calls, covered calls or other derivative products; engaging in hedging or monetization transactions with respect to company stock; holding company stock in a margin account; or pledging company stock as collateral for a loan."

The supporting statement expresses concern that the Company's executive compensation practices may not be rewarding good long-term performance and aligning the interests of senior executives with those of shareholders. The statement notes that Fed Ex "generally prohibit[s] all members of management, including the named executive officers, from engaging in certain types of transactions that may signal a lack of confidence in FedEx or may lead to inadvertent insider trading violations." This phrasing comes from FedEx's August 2010 proxy statement (at pp. 30-31), including the qualifier "generally prohibits." As the supporting statement notes, the Company's "general" prohibition is subject to exceptions, which have been granted for Chair and CEO Frederick W. Smith, the Company's founder, and for two individual directors, who have each pledged shares as security, although the

2010 proxy did not disclose details of the transactions. The proxy did disclose, however, Mr. Smith's 6.9% equity stake in the Company and that 32.8% of his shares were pledged. *Id.* at p. 7 & n.3.

FedEx's Objection.

FedEx's objection is limited to asserting that the proposal involves the Company's "ordinary business" and may thus be excluded under Rule 14a-8(i)(7). We answer as follows.

Analysis

FedEx's argument rests on an attempt to characterize the Fund's proposal as something it is not, namely, an attempt by shareholders to manage an internal practice for complying with insider trading laws. The proposal is broader in scope and plainly falls outside the "ordinary business" exception.

First, the proposal plainly deals with executive compensation policy and is consistent with the Commission's long-held view that compensation issues involving senior executives and directors are not "ordinary business."

Second, the proposal asks FedEx to do something it has not yet done, namely, adopt and disclose a public policy on hedging and pledging of company stock. Whatever internal guidelines may exist, they are not fully disclosed to shareholders.

Third, FedEx erroneously tries to pigeonhole the proposal as involving merely compliance with insider trading regulations. This characterization is not correct. As with many compensation-related proposals, the resolution addresses practices that may be perfectly legal (*e.g.*, pledging one's company stock as collateral for a loan). However, that practice (even if lawful) can be harmful if a senior executive has pledged company stock in a margin account; if there is a margin call, it will likely occur when there is already a downward pressure on a company's stock, and the margin call could lead to dumping of a substantial amount of shares. Similarly, hedging one's company stock holdings through the use of derivatives to protect against price drops may be lawful, but the Fund views it as bad policy when practiced by senior executives or directors of a company.

FedEx implicitly concedes the point by its current internal practice in the disjunctive: According to the Company's August 2010 proxy statement, FedEx "generally prohibit[s] all members of management, including the named executive officers, from engaging in certain types of transactions involving FedEx stock that may signal a lack of confidence in FedEx *or* may lead to inadvertent insider trading violations. . .." *Id.* at pp. 30-31 (emphasis added). There is thus more at stake here than compliance with insider trading laws.

We address these points in more detail below.

General principles.

For more than 20 years, the Division has taken the position that proposals related to compensation of senior executives and directors fall outside the "ordinary business" exclusion in Rule 14a-8. *E.g., Wendy's International Inc.* (18 January 1990) (noting change in Division policy regarding golden parachute proposals, as compensation has emerged as more of a policy issue); *International Business Machines Corp.* (15 December 1992) (recognizing more broadly the policy shift with respect to resolutions on questions of senior executive and director compensation). The present proposal is plainly consistent with these principles, which the Division has re-affirmed as to a number of elements of executive compensation, perhaps most recently in *Bank of America Corp.* (4 March 2011) (rejecting company's effort to treat as "ordinary business" a proposal regarding a company's policy to compensate senior executives for losses on home sales).

Rather than bow to precedent, however, FedEx tries to shoehorn its proposal into a separate category that is plainly inapplicable to this proposal. The Company showcases a single decision, *Moody's Corp.* (9 February 2011), which involved a proposal asking the company to adopt certain practices in connection with its "safe harbor" pre-arranged stock trading plans under Rule 10b5-1. FedEx Letter at 2. That resolution recommended adoption of specific elements in this policy, including the filing of a Form 8-K within two days after certain events; amendment or early termination of such a plan only under extraordinary circumstances; a 90-day window between the adoption or amendment of any plan and initial trading, etc. In granting no-action relief, the Division recognized the narrow basis upon which relief was granted, noting that the proposal "relates to specific conditions to be included in a policy concerning compliance with insider trading laws," adding that proposals dealing with a company's "legal compliance program are generally excludable under rule 14a-8(i)(7)."

Here, the Fund's proposal is not limited to trying to mandate methods of compliance with insider trading laws. Instead, the proposal asks the Company to adopt a public policy that regulates practices that do not constitute insider trading. The fact that FedEx may seek to address those practices in an internal document that may *also* deal with insider trading does not alter the content of the Fund's resolution, nor does it transform the resolution from a policy-oriented recommendation to an effort to regulate legal compliance.

Nor can FedEx find support from its back-up citation of *Chevron Corp.* (21 March 2008), which did permit the exclusion of a proposal requesting a policy that senior executives shall not sell shares of company stock during a period after which the company has announced a possible share repurchase. The Division viewed the proposal as falling within the "ordinary business" exclusion, as it pertained to sales of company stock by insiders. However, *Chevron* did not deal with the hedging or pledging practices that the Fund's resolution seeks to regulate, nor (when that decision was issued) was it as clear how harmful the absence of such a policy could be to shareholders.

In October 2008 the CEO of another company (Chesapeake Energy Corp.) was forced to liquidate 30,000,000 shares of company stock in response to margin calls. See Form 4 filed by Aubrey K. McClendon (10 October 2008). These margin calls wiped out virtually all of Mr. McClendon's holdings of Chesapeake stock, which amounted to more than 5% of that company's outstanding shares. Chesapeake's share price promptly plunged.

A similar experience occurred at Boston Scientific Corp. Starting in the fall of 2008 the Company's co-founders, John Abele and Peter Nicholas, who were also incumbent directors, reported a number of forced sales of company stock in response to margin calls. Before these sales began in October 2008, the two held (directly or indirectly) approximately 127 million shares or 8.6% of the outstanding shares, with 90% of those shares subject to market calls. By mid-November 2009, in little more than a year's time, the two disposed of over half their holdings (approximately 70 million shares or 4.6% of the outstanding shares) for well over $500 million. Much of these sales were the result of margin calls where the company's stock had been pledged as collateral for loans. *Compare* Definitive Proxy filed 18 March 2009 at pp. 71-72, with Definitive Proxy filed 19 March 2008 at pp. 67-68. *See generally Some CEOs Are Selling Their Companies Short,* Bloomberg BusinessWeek (25 February 2010) (copy attached for convenience).

Whatever applicability *Chevron* may have as to the sort of transactions at issue there, it cannot extend to the Fund's resolution, where the transactions are different in nature and where the policy implications for shareholders are clear.

More generally, these factors place the Fund's proposal outside the concerns that the Commission voiced in its last rulemaking involving Rule 14a-8, namely, that shareholders try not to manage day-to-day operations that are best left to management and that they not try to "micromanage" the company on complex matters best left to management. The present proposal does neither.

Arguments about "legal compliance" are irrelevant.

FedEx devotes considerable space to a recitation of no-action letters that focused on resolutions asking a company to take certain steps designed to promote compliance with legal standards. Not one of those letters, however, deals with the hedging or pledging practices at issue here, nor does FedEx identify those laws that are supposedly implicated by the resolution. Concerns about the regulation of "insider trading," which appears to be the focus of the Company's concern, are analytically distinct from the sorts of practices that the Fund's resolution addresses.

Apart from the Moody's letter, which we have already addressed, FedEx also cites *Sprint Nextel Corp.* (16 March 2010, *reconsideration denied,* 20 April 2010), but the resolution there was nowhere close to the Fund's proposal here. In *Sprint,* the resolution sought an explanation of why Sprint had not adopted an "ethics code" that was reasonably designed to deter wrongdoing and to promote "honest and ethical conduct" by the CEO. FedEx argues, correctly enough, that the Division will generally permit the exclusion of proposals seeking that executives adhere to ethical business practices and the conduct of legal compliance programs. However, that is a far cry from the Fund's proposal. The proposal does not deal with "ethics" or "codes of conduct," nor does it focus on the "conduct" or minutiae of an existing compliance program. The fact of the matter is that FedEx shareholders do not have access to the board's practices or policies are in this area, and the Proposal asks the board to adopt a "best practices" policy intended to assure that the interests of senior executives and directors are more closely aligned with the interest of shareholders generally.

FedEx includes a laundry list of other letters that are equally irrelevant, as they explicitly focused on compliance with an existing legal requirement. The present proposal, seeking adoption of a "best practice" relating to compensation of senior executives and directors, is thus light years away from proposals that:

- ask a company to verify the employment eligibility of employees, as it is required to do by law (*Johnson & Johnson* (22 February 2010));
- request a report on whether the company's employees are properly classified

under federal law as independent contractors, rather than employees (*FedEx Corp.* (14 July 2009); *Lowe's Companies Inc.* (12 March 2008));

- seek a report on the safety of the company's products (*Home Depot, Inc.* (25 January 2008));
- request adoption of a policy against employees trespassing (*Verizon Communications Inc.* (7 January 2008));
- seek appointment of an independent commission to investigate alleged legal violations (Ford Motor Co., (19 March 2007));
- ask the board to set up a committee to monitor legal compliance generally or with specific statutes and to investigate alleged wrongdoing (*AES Corp.* (9 January 2007)); *Halliburton Co.* (Mar. 10, 2006); *H&R Block, Inc.* (1 August 2006); *Hudson United Bancorp* (24 January 2003); *Humana Inc.* (25 February 1998)).

"Conflicts of interest" and regulation of director and executive conduct.

FedEx's next arguments rest on the notion that the proposal seeks to regulate conflicts of interest and also (more broadly) the conduct of directors and senior executives. Taking the first point first, FedEx adopts an extremely broad view of the sort of "conflict of interest" that may be classified as "ordinary business." For example, and as the *Wendy's* example illustrates, the Division allows proposals pertaining to golden parachutes, even though such agreements involve at some level a "conflict of interest" between managers and shareholders. In theory, golden parachutes are intended to provide a backstop so that managers and directors can evaluate a change-of-control proposal to see what is in the best interest of the shareholders. However, severance agreements that are unduly generous to incumbent managers can create a "conflict," in the sense that a senior executive may find the terms of a golden parachute too good to pass up.

Thus, the fact that a proposal may at some abstract level involve a perceived conflict of interest does not *per se* warrant exclusion under Rule 14a-8(i)(7). Indeed, the authorities cited by FedEx indicate that the Division has engaged in line drawing and differentiating between "conflict"-related proposals, with attempts to regulate conflicts involving ordinary business matters generally falling on the "exclude" side of the ledger. *Compare Equity Office Properties Trust* (28 March 2003) (requesting a board policy dealing with related-party transactions); and *Marriott International Inc.* (5 March 1998) (also dealing with related-party transactions) *with Genetronics Biomedical Corp.* (3 April 2003) (seeking to have officers and directors avoid all financial conflicts; exclusion allowed because proposal covered all – not just extraordinary – transactions); *Sizeler Property Investors* (7 February 1997) (excluding proposal seeking to regulate conflicts regarding the awarding of contracts and cost management); *Lockheed Martin Corp.* (19 January 2007) (excluding request to verify company's compliance with employment laws); *Niagara Mohawk Power Corp.* (12 February 1996) (excluding proposal seeking removal of all conflicts, actual or in appearance; proposal focuses on the fact that a director's law firm is used by the company); *Wachovia Corp.* (28 December 1995) (excluding proposal seeking to restrict employees' service on boards of outside organizations).

Nor can FedEx find support in the string of no-action letters it cites asking a company to adopt a code of ethics or otherwise regulate employee conduct. FedEx Letter at 7-8. Here again, FedEx adopts an unduly expansive notion of what types of proposals may be excluded. At a certain level, every governance-related proposal regulates some form of conduct, whether the proposal asks that the board of directors be declassified, that shareholders be given a vote on severance agreements that exceed a certain threshold, and a variety of other topics.

Where the Division has drawn the line is with respect to proposals that seek to regulate ethics through codes of conduct or prohibitions on certain types of wrongdoing. The authorities cited by FedEx all fall into that category, and they cannot be read more broadly to cover the sort of proposal being offered here. *See Costco Wholesale Corp.* (11 December 2003) (requesting code of conduct to address issues of bribery and corruption); *Amoco Corp.* (10 February 1998) (proposal would mandate change in company's code of ethics to bar receipt of gifts worth over $25); *USX Corp.* (28 December 1995) (seeking to regulate specific element of company's code of ethics); *McDonald's Corp.* (19 March 1990) (seeking adoption of code of conduct to focus *inter alia* on employee relations issues).

The FedEx letter concludes by arguing that the Fund's proposal simply does not raise a "significant social policy issue." FedEx Letter at 9. As we answered at the outset, the Division has recognized for over 20 years that questions of compensation for senior executives and directors can raise issues that transcend the ordinary business label. In effect, when one strips away the Company's rhetoric, FedEx is asking the Division to move away from that policy and to start recognizing exceptions. The Division recently refused a similar invitation in *Bank of America Corp.*, cited *supra*, and we respectfully urge the Division to do so again here.

Conclusion.

For these reasons, the Fund respectfully asks the Division to deny the no-action relief requested by FedEx.

Thank you for your consideration of the matters raised in this letter. Please do not hesitate to contact me directly if you have any questions or if there is further information that we can provide.

Very truly yours,



Cornish F. Hitchcock

cc: Robert T. Molinet, Esq.

Exhibit B

FedEx Corporation Letter Dated May 26, 2011

Robert T. Molinet
Corporate Vice President
Securities & Corporate Law

942 South Shady Grove Road
Memphis, TN 38120

Telephone 901.818.7029
Mobile 901.299.7620
Fax 901.818.7119
rtmolinet@fedex.com


Corporation

VIA E-MAIL

May 26, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: **FedEx Corporation – Omission of Stockholder Proposal Relating to the Adoption of a Policy Promoting Responsible Use of FedEx Stock by Named Executive Officers and Directors**

Ladies and Gentlemen:

The purpose of this letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, that FedEx Corporation intends to omit from its proxy statement and form of proxy for the 2011 annual meeting of its stockholders (the "2011 Proxy Materials") the stockholder proposal and supporting statement attached hereto as Exhibit A (the "Stockholder Proposal"), which was submitted by Mr. Cornish F. Hitchcock on behalf of the Amalgamated Bank LongView LargeCap 500 Index Fund (the "Proponent") on April 13, 2011. Related correspondence is also attached as Exhibit A.

We believe that the Stockholder Proposal may be excluded from our 2011 Proxy Materials pursuant to Rule 14a-8(i)(7) because it deals with matters relating to our ordinary business operations. We hereby respectfully request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action if we exclude the Stockholder Proposal from our 2011 Proxy Materials.

In accordance with Rule 14a-8(j), we are:

- submitting this letter not later than 80 days prior to the date on which we intend to file definitive 2011 Proxy Materials; and
- simultaneously providing a copy of this letter and its exhibit to the Proponent, thereby notifying it of our intention to exclude the Stockholder Proposal from our 2011 Proxy Materials.

The Stockholder Proposal

The Stockholder Proposal requests the adoption of a policy promoting responsible use of FedEx stock by named executives officers and directors, stating in relevant part:

> "RESOLVED: The shareholders of FedEx Corporation ("FedEx") or the "Company") hereby ask the board of directors to adopt a public policy to promote responsible use of company stock by all named executive officers and directors, which policy would bar derivative or speculative transactions involving company stock, including but not limited to trading in puts, calls, covered calls or other derivative products; engaging in hedging or monetization transactions with respect to company stock; holding company stock in a margin account; or pledging company stock as collateral for a loan."

Analysis

The Stockholder Proposal may be excluded under Rule 14a-8(i)(7) because its subject matter relates to our ordinary business operations.

In a recent no-action letter involving a similar stockholder proposal relating to the adoption of a policy regarding the use of prearranged trading plans for senior executives, the Staff determined that the stockholder proposal was excludable under Rule 14a-8(i)(7), as relating to that company's insider trading policy, and therefore part of the company's ordinary business operations (*i.e.*, the conduct of its legal compliance program). *Moody's Corp.* (Feb. 9, 2011). Additionally, in 2008, the Staff determined that a stockholder proposal requesting the adoption of a policy prohibiting the sale of company stock by senior executives during periods in which the company had announced the possibility or the intention of repurchasing shares was excludable under Rule 14a-8(i)(7), as it related to that company's regulation of alleged conflicts of interest and employee behavior generally, as well as the conduct of its legal compliance program. *Chevron Corp.* (Mar. 21, 2008).

Rule 14a-8(i)(7) states that a company may omit a stockholder proposal from its proxy materials if the stockholder proposal "deals with a matter relating to the company's ordinary business operations." According to the Securities and Exchange Commission (the "Commission") release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 34-40018 (May 21, 1998) (the "*1998 Release*"). Additionally, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." *Id.*

In the *1998 Release*, more specifically, the Commission explained that the ordinary business exclusion rests on two central considerations. The first consideration is the subject matter of the proposal; the *1998 Release* provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight." *Id.* The second consideration is the degree to which the proposal seeks to "micro-manage" a company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 34-12999 (Nov. 22, 1976)). As discussed below, the Stockholder Proposal implicates both of these considerations and may be omitted as relating to our ordinary business operations.

We discuss below the reasons why the Stockholder Proposal should be excluded as impinging on our ordinary business operations. The Stockholder Proposal seeks to implement a policy that would regulate Board member and executive transactions involving FedEx stock, and therefore attempts to govern our compliance with laws through our legal compliance programs and regulate alleged conflicts of interest and employee conduct. In addition, the Stockholder Proposal does not focus on significant social policy issues, such as senior executive compensation.

The subject matter of the requested policy outlined in the Stockholder Proposal relates to our ordinary business operations — namely, our compliance with laws and legal compliance programs — so the Stockholder Proposal is excludable.

The Staff has long recognized a company's compliance with laws and regulations as a matter of ordinary business and proposals relating to a company's legal compliance program as infringing on management's core function of overseeing business practices. As a result, the Staff has consistently allowed exclusion of such proposals from a company's proxy materials under Rule 14a-8(i)(7). For instance, this year in *Moody's Corp.*, the company faced a proposal by a stockholder requesting the adoption of a policy regarding the use of pre-arranged trading plans for senior executives adopted to make use of the safe harbor from insider trading liability contained in the Commission's Rule 10b5-1, and the Staff noted in its response to Moody Corp.'s no-action request that "the proposal relate[d] to specific conditions to be included in a policy concerning compliance with insider trading laws....[and] proposals that concern a company's legal compliance program are generally excludable under Rule 14a-8(i)(7)." Additionally, in 2010 in *Sprint Nextel Corp.* (Mar. 16, 2010), the company faced a proposal by a stockholder alleging willful violations of the Sarbanes-Oxley Act of 2002, and requesting that the company explain why it did not adopt an ethics code designed to deter wrongdoing by its CEO, and to promote ethical conduct, securities law compliance, and accountability. Again, the Staff affirmed a long line of precedent regarding stockholder proposals implicating legal compliance programs, stating, "proposals [concerning] adherence to ethical business practices and the conduct of legal compliance programs are generally excludable under 14a-8(i)(7)." *See also Johnson & Johnson* (Feb. 22, 2010) (stockholder proposal requesting that the company take specific actions to comply with employment eligibility verification requirements excludable because related to ordinary business operations); *FedEx Corp.* (July 14, 2009) (stockholder proposal requesting the preparation of a report discussing the company's compliance with state and federal laws governing the proper classification of employees and independent contractors excludable because related to ordinary business operations); *Lowe's Companies, Inc.* (Mar. 12, 2008) (same); *The Home Depot, Inc.* (Jan. 25, 2008) (stockholder proposal requesting that the board publish a report on the company's policies on product safety excludable because related to ordinary business operations); *Verizon Communications Inc.* (Jan. 7, 2008) (stockholder proposal requesting a report on company policies for preventing and handling illegal trespassing incidents excludable because related to ordinary business operations); *Ford Motor Co.* (Mar. 19, 2007) (stockholder proposal requesting appointment of independent legal advisory commission to investigate alleged violations of law excludable because related to ordinary business operations); *The AES Corp.* (Jan. 9, 2007) (stockholder proposal seeking creation of a board oversight committee to monitor compliance with applicable laws, rules and regulations of federal, state and local governments excludable because related to ordinary business operations); *H&R Block Inc.* (Aug. 1, 2006) (stockholder proposal requesting a legal compliance program regarding lending policies excludable because related to ordinary business operations); *Halliburton Co.* (Mar. 10, 2006) (stockholder proposal requesting the preparation of a report detailing the company's policies and procedures to reduce or eliminate the recurrence of instances of fraud, bribery and other law violations excludable because related to ordinary business operations); *Conoco Phillips* (Feb. 23, 2006) (stockholder proposal requesting board report on policies and procedures adopted to reduce or eliminate the recurrence of certain violations and investigations excludable because related to ordinary business operations); *Hudson United Bancorp* (Jan. 24, 2003) (stockholder proposal requesting that the board of directors appoint an independent stockholders' committee to investigate possible corporate misconduct excludable because related to ordinary business operations); *Humana Inc.* (Feb. 25, 1998) (stockholder proposal urging the company to appoint a committee of outside directors to oversee the audit of contracts with foreign entities to ascertain if bribes and other payments of the type prohibited by the Foreign Corrupt Practices Act or local laws had been made in the procurement of contracts excludable because related to ordinary business operations).

As a publicly-traded company, FedEx and our senior executives are subject to a host of state and federal and stock exchange laws and standards respecting transactions in FedEx securities and regulating potential conflicts of interest. Regulation of conflicts of interest lies at the heart of federal securities law provisions respecting insider-trading, actions by officers and directors, public disclosure, related person transactions and corporate governance. State law (in our case, Delaware law) also imposes numerous statutory and common law fiduciary obligations on our senior executives and Board members that are directed to potential conflicts of interest. In addition, the New York Stock Exchange listing requirements address potential conflicts of interest by imposing yet additional requirements respecting corporate governance practices, codes of business conduct and ethics, insider trading, related party transactions and similar matters.

In order to ensure that FedEx and our Board members and employees comply with all of these different legal requirements, we have adopted a comprehensive Code of Business Conduct and Ethics that specifically proscribes insider trading and conflict of interest transactions. Our Board has directed the Nominating & Governance Committee to oversee these policies, as noted in the Committee's charter, and to review and discuss with management the implementation and effectiveness of our compliance and ethics program, including our Code of Business Conduct and Ethics.

In furtherance of our legal compliance program, we have adopted a comprehensive and detailed set of policies, contained in our FedEx Securities Manual, that governs trading by our insiders, including all executive officers and Board members. The Securities Manual includes policies regarding quiet periods and explains when transactions in FedEx stock are permitted or otherwise prohibited. Our policies strictly prohibit many of the transactions outlined in the Stockholder Proposal, including publicly traded (or exchange-traded) options, such as puts, calls and other derivative securities, and short sales, including "sales against the box." The Securities Manual also prohibits margin accounts and pledges and hedging or monetization transactions; provided, however, that the General Counsel may grant an exception to the prohibition against holding FedEx securities in a margin account or pledging FedEx securities "on a case-by-case basis for those that clearly demonstrate the financial capacity to repay the loan without resorting to the pledged securities" and to the prohibition against hedging and monetization transactions involving FedEx securities "on a case-by-case basis in extraordinary circumstances." We disclose this general prohibition, and in fact, the supporting statement of the Stockholder Proposal makes reference to our disclosure in our 2010 proxy statement, including the disclosure that a primary purpose of our policy is to monitor "transactions involving FedEx stock...that may lead to inadvertent insider trading violations...."

In developing the conflict of interest policies that underlie the Securities Manual, our management carefully considered and balanced a variety of factors to ensure compliance with all applicable legal and regulatory requirements. In summary, the legal compliance programs that we have implemented respecting insider trading and conflicts of interest are designed to ensure that trading in FedEx securities by our senior executives and directors is conducted in compliance with applicable laws and regulations. These matters are the same activities that the Stockholder Proposal asks shareholders to vote on, policies regarding the use of FedEx stock by our employees.

As reflected in *Moody's Corp.*, *Sprint Nextel Corp.* and the other precedent cited above, ensuring our compliance with applicable laws and policies, such as insider trading laws, is exactly the type of "matter[] of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." The Stockholder Proposal stems from a concern related to, as the Stockholder Proposal indicates, the "use of company stock" and "transactions involving company stock," meaning how executives and directors might make the type of trading decisions that are the exact focus of our Securities Manual, which is inherently an issue of both ethical business practice and legal compliance.

The Staff has permitted the exclusion of stockholder proposals seeking to impose "policies with respect to the sale of company common stock by senior executives" as within the scope of ordinary business activities. *Chevron Corp.* In *Chevron*, the stockholder proposal urged the board of directors to adopt a policy prohibiting senior executives from selling shares of the company's common stock during periods in which the company had announced the possibility or the intention of repurchasing shares. Like the stockholder proposal in *Chevron*, the Stockholder Proposal addresses senior executives' interests and dealings in company stock and the terms and circumstances under which executives engage in transactions in company stock and seeks to establish restrictive policies with respect to the disposition and management of common stock by directors and senior executives through restrictions on the types of transactions involving FedEx stock, and also through a blanket prohibition on certain types of transactions involving FedEx shares.

We devote significant time, human resources and expense to our legal compliance programs. The Stockholder Proposal directly relates to our legal compliance program, including whether and how we require compliance with insider trading and conflict of interest laws. Our establishment of policies and programs to comply with the prohibition of insider trading and conflict of interest transactions by senior executives clearly relates to ordinary business operations. Creating and managing legal compliance programs and conflicts of interest matters are an integral part of our day-to-day and ordinary business operations. Thus, the programs themselves are integral, and these programs are precisely the type of "matters of a complex nature" that are not appropriate for micro-managing through stockholder proposals but should instead be handled by our Board and management. The Stockholder Proposal would seek to do just that.

The subject matter of the requested policy outlined in the Stockholder Proposal relates to our ordinary business operations – namely, the regulation and governance of alleged conflicts of interest and employee conduct – so the Stockholder Proposal is excludable.

Among the types of ordinary business operations stockholder proposals that can be excluded under Rule 14a-8(i)(7) are stockholder proposals relating to:

- **the adoption or modification of standards or processes intended to regulate or govern alleged conflicts of interest** (*see, e.g., Chevron Corp.*; *Genetronics Biomedical Corp.* (Apr. 4, 2003) (stockholder proposal requesting that the company require directors and officers to "avoid all financial conflicts of interest" excludable because related to ordinary business operations "(i.e. matters relating to nonextraordinary transactions)"); *Sizeler Property Investors* (Feb. 7, 1997) (stockholder proposal requesting that the board "initiate and organize a self-administered management structure in order to reduce costs and eliminate possible conflicts of interest" excludable because related to ordinary business operations "(i.e., procedures and policies for awarding contracts and management of costs)"); *Lockheed Martin Corp.* (Jan. 29, 1997) (stockholder proposal requesting that the board "evaluate whether the company has a legal compliance program that adequately reviews conflicts of interest" excludable because related to ordinary business operations "(i.e., employment related matters)"); *Niagara Mohawk Power Corp.* (Feb. 12, 1996) (stockholder proposal requesting that Niagara "immediately set into policy an action for the removal of all conflicts of interest, actual or in appearance" excludable because related to ordinary business operations "(i.e., policies with respect to employees' ability to serve on boards of outside organizations or hold outside employment)"); *Wachovia Corp.* (Dec. 28, 1995) (permitting exclusion of a stockholder proposal requesting that the board "initiate a review of all outside boards on with [the] company's top officers sit to insure, among other things, that no conflicts of interest exist" because related to ordinary business operations "(i.e., policies with respect to employees' ability to serve on boards of outside organizations)"); *Bell South Corp.* (Dec. 28, 1995) (same); *Citicorp* (Dec. 8, 1995) (same); *but see Equity Office Properties Trust* (Mar. 28, 2003) (stockholder proposal requesting the board to "implement a comprehensive policy governing related-party transactions"); *Marriott International, Inc.* (Mar. 5, 1998) (stockholder proposal requesting that the board amend articles of incorporation to address related-party transactions)); or

- **the adoption or modification of standards or processes intended to regulate or govern director, officer or employee conduct, generally** (*see, e.g., Chevron Corp.; Costco Wholesale Corp.* (Dec. 11, 2003) (stockholder proposal requesting a "thorough code of ethics that would also address issues of bribery and corruption" excludable because related to ordinary business operations "(i.e., terms of its code of ethics)"); *Amoco Corp.* (Feb. 10, 1998) (stockholder proposal requesting revisions to code of ethics excludable because related to ordinary business operations "(i.e., the term of a corporate code of ethics)"); *USX Corp.* (Dec. 28, 1995) (stockholder proposal requesting that the board adopt and maintain a code of ethics excludable because related to ordinary business operations "(i.e., the terms of a corporate code of ethics)"); *McDonald's Corp.* (Mar. 19, 1990) (stockholder proposal requesting appointment of a committee to adopt and implement a "code of business conduct" to establish policies and "ethical" guidelines to address the conduct of the company's management excludable because related to ordinary business matters "(i.e., conduct of the company's management and the company's employee/employer relations)")).

The Stockholder Proposal requests that our Board "adopt a public policy that...would bar derivative or speculative transactions involving company stock, including but not limited to trading in puts, calls, covered calls or other derivative products; engaging in hedging or monetization transactions with respect to company stock; holding company stock in a margin account; or pledging company stock as collateral for a loan." When the resolution and supporting statement of the Stockholder Proposal are read together (as is the appropriate procedure for evaluating possible exclusion under Rule 14a-8(i)(7); *see, e.g.*, Staff Legal Bulletin No. 14C and D.2 (June 28, 2005)), it is evident that the principal purpose of the proposed policy is to regulate or govern alleged conflicts of interest on the part of our senior executives and directors, specifically, and to regulate and govern senior executive and director conduct, generally, by prohibiting executives and directors from engaging in "derivative and speculative" transactions. To illustrate, the supporting statement contains the following statements:

- "We view a strong policy in this area as a means to better align *the interest of* senior executives and directors with *the interests of* shareholders generally." (supporting statement at para. 4) (emphasis added)

- "...[I]f pledged stock is subject to a margin call, a significant number of shares held by a senior executive or director may be suddenly dumped on the market, which can depress a stock price that is already declining. Similarly, if holdings in company stock are subject to hedging activity, senior executives and directors may be better protected against price drops than shareholders generally." (supporting statement at para. 4)

- "We believe a publicly disclosed policy prohibiting such practices would help avoid any *conflict of interest* inherent when an insider has a personal financial interest in company stock that may not be aligned with other shareholders." (supporting statement at para. 4) (emphasis added)

The Staff has indicated that stockholder proposals seeking policies to regulate or govern alleged conflicts of interest and senior executive and director conduct fall within a company's ordinary business operations because they do not raise significant social policy issues and seek to interject stockholders into matters better left to the expertise and judgment of the company's board or management. While stockholders' views on these matters are important, the actual governing or regulating of alleged conflicts of interest and the details as to when such conflicts may arise in the context of transactions involving FedEx stock by directors and executives are inherently "matters of a complex nature upon which [stockholders], as a group, would not be in a position to make an informed judgment."

The subject matter of the requested policy outlined in the Stockholder Proposal does not focus on a significant policy issue.

We recognize that the Staff previously has concluded that certain stockholder proposals focusing on sufficiently significant policy issues, such as senior executive compensation, may not be excluded under Rule 14a-8(i)(7) in certain circumstances. *See* Staff Legal Bulletin No. 14A (July 12, 2002); *1998 Release*. However, the Stockholder Proposal does not concern senior executive compensation, nor does it raise a significant social policy issue. The principal purpose of the Stockholder Proposal is to regulate and address potential concerns, issues and conflicts of interest that may arise from the engagement by senior executives and directors in derivative and speculative transactions involving FedEx stock. The Stockholder Proposal does not seek to change, limit or otherwise affect the manner in which we compensate our senior executives or the design and administration of our senior executive equity compensation programs. Additionally, because of its wide breadth, potentially applying to FedEx securities obtained by executives and directors outside of any FedEx compensation programs, the Stockholder Proposal is not focused on executive compensation. Finally, we are not aware of any instance where the Staff has suggested that the type of policy requested in the Stockholder Proposal raises a significant social policy issue. Thus, the Stockholder Proposal involves ordinary business operations and accordingly may properly be excluded under Rule 14a-8(i)(7).

As previously discussed, the Staff has for many years consistently concurred in the exclusion of stockholder proposals involving a company's compliance with state and federal laws or the governance of conflict of interest matters as relating to ordinary business operations, and recently has confirmed that stockholder proposals seeking to shape the policies and disclosures surrounding transactions by senior executives and directors involving their stock holdings implicate ordinary business matters. Accordingly, because the Stockholder Proposal relates to our compliance with state and federal laws with respect to how we govern transactions involving FedEx common stock belonging to senior executives and directors, and does not raise a significant social policy issue, the Stockholder Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to our ordinary business operations.

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff agree that we may omit the Stockholder Proposal from our 2011 Proxy Materials.

If you have any questions or need any additional information, please feel free to call me. Thank you for your prompt attention to this request.

Very truly yours,

FedEx Corporation



Robert T. Molinet

Attachments

cc: Amalgamated Bank LongView LargeCap 500 Index Fund
c/o Mr. Cornish F. Hitchcock
Hitchcock Law Firm PLLC
conh@hitchlaw.com

[875851]

Exhibit A

The Stockholder Proposal and Related Correspondence

HITCHCOCK LAW FIRM PLLC
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005-6705
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

13 April 2011

Christine P. Richards, Esq.
Executive Vice President, General Counsel
and Corporate Secretary
FedEx Corporation
942 South Shady Grove Road
Memphis, Tennessee 38120

Via courier

Re: Shareholder proposal for 2011 annual meeting

Dear Ms. Richards:

On behalf of Amalgamated Bank's LongView LargeCap 500 Index Fund (the "Fund"), I submit the enclosed shareholder proposal for inclusion in the proxy statement that FedEx Corporation plans to circulate to shareholders in anticipation of the 2011 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and relates to executive compensation policies.

The Fund is located at 275 Seventh Avenue, New York, N.Y. 10001 and has beneficially owned more than $2000 worth of FedEx common stock for over a year. A letter from Amalgamated Bank confirming ownership is being submitted under separate cover. The Fund plans to continue ownership through the date of the 2011 annual meeting, which a representative is prepared to attend.

The Fund appreciates very much the dialogue that has begun on this topic. With the shareholder proposal deadline coming up soon, however, the Fund has decided to submit this proposal in the hopes that the matter can be resolved in the relatively near term.

Very truly yours,



Cornish F. Hitchcock

RESOLVED: The shareholders of FedEx Corporation ("FedEx") or the "Company") hereby ask the board of directors to adopt a public policy to promote responsible use of company stock by all named executive officers and directors, which policy would bar derivative or speculative transactions involving company stock, including but not limited to trading in puts, calls, covered calls or other derivative products; engaging in hedging or monetization transactions with respect to company stock; holding company stock in a margin account; or pledging company stock as collateral for a loan.

SUPPORTING STATEMENT

As shareholders, we support executive compensation policies that reward good long-term performance and that align the interests of senior executives and directors with those of shareholders. We are concerned that this may not be happening at FedEx.

In its August 2010 proxy, FedEx states that it "generally prohibit[s] all members of management, including the named executive officers, from engaging in certain types of transactions involving FedEx stock that may signal a lack of confidence in FedEx or may lead to inadvertent insider trading violations, such as transactions in publicly traded options, short sales, holding stock in a margin account or pledging it as collateral for a loan, and hedging or monetization transactions."

Later on, however, the proxy discloses that this "general" prohibition is subject to exceptions, as founder Frederick W. Smith and two directors (Messrs. Hyde and Joshua I. Smith) have each pledged shares as security, although the exact nature of the transactions is not disclosed. Of Chair and CEO Fred Smith's 6.9% equity stake in the Company, for example, 32.8% of his company shares were pledged, according to the 2010 proxy.

We understand that FedEx provides internal guidance to executives and directors about the need to avoid hedging or pledging of their shares, to avoid both insider trading issues and a perceived "lack of confidence," as discussed above. In our view, however, there should be a Company policy that is both public and uniform. We view a strong policy in this area as a means to better align the interest of senior executives and directors with the interests of shareholders generally. For example, if pledged stock is subject to a margin call, a significant number of shares held by a senior executive or director may be suddenly dumped on the market, which can depress a stock price that is already declining. Similarly, if holdings in company stock are subject to hedging activity, senior executives and directors may be better protected against price drops than shareholders generally. We believe a publicly disclosed policy prohibiting such practices would help avoid any conflict of interest inherent when an insider has a personal financial interest in company stock that may not be aligned with other shareholders.

A number of companies have adopted a "responsible use of company stock" of the sort we advocate here, which ISS endorsed in its U.S. Voting Policy, issued in 2009.

We urge you to vote FOR this resolution.



13 April 2011

Ms. Christine P. Richards, Esq.
Executive Vice President, General Counsel and Corporate Secretary
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

Via courier

Re: Shareholder proposal for 2011 annual meeting

Dear Ms. Richards:

This letter will supplement the shareholder proposal submitted to you by Cornish F. Hitchcock, attorney for the Amalgamated Bank's LongView LargeCap 500 Index Fund (the "Fund"), who is authorized to represent the Fund in all matters in connection with that proposal.

At the time Mr. Hitchcock submitted the Fund's resolution, the Fund beneficially owned 69,027 shares of FedEx Corporation common stock. These shares are held of record by Amalgamated Bank through its agent, CEDE & Co. The Fund has continuously held at least $2000 worth of the Company's common stock for more than one year prior to submission of the resolution and plans to continue ownership through the date of your 2011 annual meeting.

If you require any additional information, please let me know.

Sincerely,

Scott Zdrazil
First VP – Corporate Governance

America's Labor Bank

275 SEVENTH AVENUE | NEW YORK, NY 10001 | 212-255-6200 | www.amalgamatedbank.com



Robert Molinet

From: Zdrazil, Scott [ScottZdrazil@amalgamatedbank.com]
Sent: Wednesday, April 13, 2011 10:07 AM
To: Chris Richards
Cc: Robert Molinet; Cornish F. Hitchcock
Subject: RE: FedEx Policy on Insider Hedging and Margin Trading
Attachments: Newfield Exploration Company_Insider Trading Policy Excerpt.pdf; PHM Insider TradingPolicy dnld 4.6.2010.pdf; FDX_11 res.pdf; FDX_11 ltr.PDF; FDX conf 11.pdf

Dear Chris and Rob:

Thank you very much for the opportunity to discuss FedEx's current policies and practices on executive and director hedging and pledging of company equity. We appreciated the dialogue and hope that it is the beginning of a discussion on this topic. As noted in the conversation, we are diversified investors and actively advocate sound governance practices in our portfolio companies. From our review, the latest publicly disclosed pledging at FedEx appears unusually high, and in our view, is not best practice or in the best interests of investors.

As promised in our discussion, I am forwarding two publicly available company policies from Pulte Group and Newfield Exploration. We typically find company policies addressing hedging and pledging within a company's corporate governance guidelines (within equity ownership discussions) or contained within Insider Trading Policies.

While we appreciate the discussion, we are also aware of the company's pending deadline for shareholder proposals. Accordingly, the Fund is submitting the attached proposal for FedEx's 2011 AGM. We hope that we can continue a productive discussion and would consider withdrawing the proposal if the company took action in response to the proposal. (The resolution is also being submitted under separate cover via overnight delivery.)

We welcome further discussion.

Regards,
Scott

Scott Zdrazil
First Vice President
Director of Corporate Governance
Amalgamated Bank
275 Seventh Avenue
New York, NY 10001
Tel: (212) 895-4923
Fax: (212) 895-4581
Email: scottzdrazil@amalgamatedbank.com

-----Original Message-----
From: Chris Richards [mailto:cprichards@fedex.com]
Sent: Thursday, March 24, 2011 12:12 PM
To: Zdrazil, Scott

Cc: Frederick W. Smith; steve.loranger@itt.com; Alan Graf; Judy Edge; Robert Molinet; Mickey Foster
Subject: FW: FedEx Policy on Insider Hedging and Margin Trading

Mr. Zdrazil,

Attached is our response to your letter of March 1, 2011.

Chris Richards/mb

RESOLVED: The shareholders of FedEx Corporation ("FedEx") or the "Company") hereby ask the board of directors to adopt a public policy to promote responsible use of company stock by all named executive officers and directors, which policy would bar derivative or speculative transactions involving company stock, including but not limited to trading in puts, calls, covered calls or other derivative products; engaging in hedging or monetization transactions with respect to company stock; holding company stock in a margin account; or pledging company stock as collateral for a loan.

SUPPORTING STATEMENT

As shareholders, we support executive compensation policies that reward good long-term performance and that align the interests of senior executives and directors with those of shareholders. We are concerned that this may not be happening at FedEx.

In its August 2010 proxy, FedEx states that it "generally prohibit[s] all members of management, including the named executive officers, from engaging in certain types of transactions involving FedEx stock that may signal a lack of confidence in FedEx or may lead to inadvertent insider trading violations, such as transactions in publicly traded options, short sales, holding stock in a margin account or pledging it as collateral for a loan, and hedging or monetization transactions."

Later on, however, the proxy discloses that this "general" prohibition is subject to exceptions, as founder Frederick W. Smith and two directors (Messrs. Hyde and Joshua I. Smith) have each pledged shares as security, although the exact nature of the transactions is not disclosed. Of Chair and CEO Fred Smith's 6.9% equity stake in the Company, for example, 32.8% of his company shares were pledged, according to the 2010 proxy.

We understand that FedEx provides internal guidance to executives and directors about the need to avoid hedging or pledging of their shares, to avoid both insider trading issues and a perceived "lack of confidence," as discussed above. In our view, however, there should be a Company policy that is both public and uniform. We view a strong policy in this area as a means to better align the interest of senior executives and directors with the interests of shareholders generally. For example, if pledged stock is subject to a margin call, a significant number of shares held by a senior executive or director may be suddenly dumped on the market, which can depress a stock price that is already declining. Similarly, if holdings in company stock are subject to hedging activity, senior executives and directors may be better protected against price drops than shareholders generally. We believe a publicly disclosed policy prohibiting such practices would help avoid any conflict of interest inherent when an insider has a personal financial interest in company stock that may not be aligned with other shareholders.

A number of companies have adopted a "responsible use of company stock" of the sort we advocate here, which ISS endorsed in its U.S. Voting Policy, issued in 2009.

We urge you to vote FOR this resolution.

Newfield Exploration Company

Insider Trading Policy

://www.newfld.com/pdf/InsiderTradingPolicy.pdf

6. ***Margin Accounts and Pledges.*** Securities held in a margin account or pledged as collateral for a loan may be sold without your consent by the broker if you fail to meet a margin call or by the lender in foreclosure if you default on the loan. Such a margin or foreclosure sale may occur at a time when you are aware of material nonpublic information or otherwise are not permitted to trade in Newfield securities. Accordingly, Newfield officers and directors are prohibited from holding Newfield securities in a margin account or pledging Newfield securities as collateral for a loan, and we strongly encourage all other Newfield employees to avoid doing so.

7. ***Prohibition on Trading in Options and "Short" Sales.*** Trading in options, warrants, puts and calls and selling stock "short" (the sale of a security at a time when the seller does not own the security) are highly speculative and very risky. People who buy options are betting that the stock price will move rapidly. For that reason, when a person trades in options in his or her employer's stock, it will arouse suspicion in the eyes of the SEC that the person was trading on the basis of inside information, particularly where the trading occurs before a Newfield announcement or major event. It is difficult for an employee to prove that he or she did not know about the announcement or event.
If the SEC or a stock exchange were to notice active options trading or "short" sales by one or more of Newfield's directors, employees, officers or consultants before an announcement, they would investigate. Such an investigation could be embarrassing to Newfield (as well as expensive) and could result in severe penalties and expense for the persons involved.

For all of these reasons, all directors, officers and employees are prohibited from trading in options, warrants, puts and calls on any of Newfield's securities or selling any of Newfield's securities "short."

PULTEGROUP, INC.
OFFICERS AND DIRECTORS
INSIDER TRADING AND CONFIDENTIALITY POLICY

This Policy sets forth the procedures that certain officers and directors of PulteGroup, Inc. ("PulteGroup" or the "Company") must follow in connection with any trading of PulteGroup equity or debt securities and stock options (collectively, "PulteGroup Securities") in both the open market and in the 401(k) Plan.

1. Persons Covered By This Policy

This policy applies to all members of the Board of Directors of PulteGroup. In addition, except as described in sections 8, 9 and 11 below, all Home Office Officers who are direct reports to the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Executive Vice President of Human Resources, Chief Marketing Officer or General Counsel (collectively, "Covered Officers") are subject to this policy.

2. Prohibition Against Trading on Material Nonpublic Information

During the course of your service at PulteGroup, you will undoubtedly become aware of material nonpublic information. It is difficult to describe exhaustively what constitutes "Material Information," but you should assume that any information, positive or negative, that might be of significance to an investor, as part of the total mix of available information, in determining whether to purchase, sell, or hold PulteGroup Securities would be material. Examples of Material Information include:

- Significant internal financial information that departs in any way from what the market would expect
- Significant changes in sales, earnings, or dividends
- Significant non-ordinary course financing transaction
- Stock splits or other transactions relating to PulteGroup shares
- Significant mergers, tender offers or acquisitions of other companies, or major purchases or sales of assets
- Significant changes in management
- Significant sales or purchases by PulteGroup of its own securities
- Significant litigation
- Significant transactions with other companies, such as joint ventures or licensing agreements

Note that this list is merely illustrative and not exhaustive.

"Nonpublic" information is any information that has not yet been disclosed generally to the marketplace. Information received about a company under circumstances that indicate that it is not yet in general circulation should be considered nonpublic. As a rule, you should be able to point to some fact to show that the information is generally available, such as issuance of a press release by PulteGroup or the announcement of the information on the Internet or in a national news publication such as the *Wall Street Journal.*

If you are aware of material nonpublic information regarding PulteGroup, you are prohibited from trading in PulteGroup Securities, unless such trade is made pursuant to a properly qualified, adopted and submitted Rule 10b5-1 trading plan. Rule 10b5-1 trading plans are discussed in Section 5 of this Policy. You also are prohibited from giving "tips" on material nonpublic information - that is, directly or indirectly disclosing such information to any other person, including family members and relatives, so that they may trade in PulteGroup Securities. Furthermore, if you learn of material nonpublic information about another company, such as a competitor, supplier or joint venture partner, or you learn that PulteGroup is planning a major transaction with another company, you must not trade in the securities of the other company until such information has been made public for at least one full Trading Day.

The insider trading policy contained in the "Our Securities" section of the Company's Business Practices Policy applies to all employees and directors of PulteGroup as well as to family members who share their households. In addition, you and your family members who share your household should not, under any circumstances, trade options for or sell "short" PulteGroup shares, or engage in other speculative investments regarding PulteGroup Securities, such as sales "against the box" (a sale of securities which are owned at the time of sale but are not delivered promptly) and buying or selling puts and calls or other derivative instruments based on PulteGroup Securities. It is potentially a criminal offense for any director, officer or 10% shareholder to engage in short sales or sales against the box.

3. Consequences of Violating the Insider Trading Laws

The penalties for insider trading law violations are significant. Individuals who trade on inside information (or "tip" information to others who then trade) can be subject to:

- Civil liability to certain contemporaneous traders
- A civil penalty of up to three times the profit gained or loss avoided
- A criminal fine (no matter how small the profit) of up to $1 million
- A jail term of up to 10 years

In addition, persons who violate this Insider Trading and Confidentiality Policy will be subject to appropriate disciplinary action up to and including termination. This discipline may be imposed for breaches of this policy even if such conduct has not been determined to be unlawful. The Company may also refer violations of law to appropriate authorities.

4. Permitted Trading Periods

After PulteGroup has released information to the press or the information has been reported, you must wait at least one full Trading Day before you trade in PulteGroup Securities or adjust your 401(k) elections with respect to the PulteGroup Stock Fund. A "Trading Day" means any day on which the New York Stock Exchange (NYSE) is open for trading. For example, if PulteGroup issues a press release containing Material Information at any time on a Wednesday, and the NYSE is open for trading on Thursday, you will not be permitted to trade in PulteGroup Securities until the market opens on Friday.

5. Rule 10b5-1 Trading Plans

Rule 10b5-1 under the Securities Exchange Act of 1934 establishes a safe harbor for liability under Rule 10b-5 for trades by insiders that are made pursuant to a written plan that was adopted at a time when the insider was not aware of material nonpublic information. Covered Officers and directors may make trades pursuant to a Rule 10b5-1 plan provided that (i) such plan meets the requirements of Rule 10b5-1, (ii) such plan was adopted at a time when the officer or director would otherwise have been able to trade under this policy and (iii) adoption of the plan was expressly authorized by the Chief Financial Officer and the General Counsel. Note that if you are a director or an executive officer of PulteGroup (as listed in our Form 10-K), trades made pursuant to Rule 10b5-1 plans must still be reported to the General Counsel so that all necessary SEC filings may be made.

6. Reporting Trades

In order to minimize the risk of an inadvertent violation of this policy, it is the Company's policy that before buying or selling any PulteGroup Securities or changing an investment election in the 401(k) Plan regarding the PulteGroup Stock Fund, even if it is within the active trading period, Covered Officers and directors must clear the transaction with our General Counsel at 248.433.4623 or, in his absence, our Controller at 248.433.4809. If clearance of the transaction is denied, you must keep the fact of such denial confidential.

7. "Blind" Trusts and Mutual Funds

The trading procedures set forth in this policy do not apply to the purchase or sale of securities in a "blind" trust, mutual fund or similar arrangement, provided that you do not discuss investments with the trustee, money manager or other investment advisor who has discretion over the funds. If you invest through a "blind" trust, you may wish to consider asking such advisors to refrain from trading for your account in PulteGroup Securities. Taking this additional step may prevent misunderstanding and embarrassment in the future.

8. Hedging Transactions

Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow an employee to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow the director or employee to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the director or employee may no longer have the same objectives as the Company's other shareholders. Therefore, members of the Board of Directors and Section 16 Officers are prohibited from engaging in any such transactions.

9. Margin Accounts and Pledges

Securities held in a margin account may be sold by the broker without the customer's consent if the customer fails to meet a margin call. Similarly, securities pledged as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in Company securities, members of the Board of Directors and Section 16 Officers are prohibited from holding PulteGroup Securities in a margin account or pledging PulteGroup Securities as collateral for a loan.

10. Safeguarding Confidential Information

You should treat all sensitive, non-public information about PulteGroup (or any other company) as confidential and proprietary. You should not disclose such information to others (including family members, relatives, business associates or social acquaintances) who do not have a legitimate need for such information in connection with PulteGroup's business. You must treat all such information carefully and avoid inadvertent or indirect disclosure of it. Even within the Company, confidential information should be distributed to, or discussed with, others only on a need-to-know basis, and those people should be told that the information is confidential. Be careful that your conversations are not overheard on elevators or airplanes or in other public places. Do not leave confidential documents on conference tables, desks, or otherwise unguarded, and take whatever steps are reasonably necessary to keep confidential information from being disclosed. Avoid (or exercise great caution when) discarding documents containing confidential information outside of the office.

Unless you are expressly authorized to respond to inquiries made by the financial press, investment analysts or others in the financial community, any such inquiries should be referred to the Vice President of Investor Relations and Corporate Communications. These restrictions apply to all contacts/communications with the media, investment community or other such organizations, whether "on" or "off" the record, for "deep" background purposes, a "no comment" reply or a "disclaimer" of information. Any grant of approval for contacts/communications with the media and investment community applies only to the specific contact for which approval was sought.

Any communications with investment analysts or others in the financial community must be in accordance with the SEC's Regulation FD, which generally prohibits selective disclosure by certain specified senior officials of PulteGroup of material, non-public information to market professionals, and to other investors under circumstances in which it is "reasonably foreseeable" that the person to whom the information is disclosed will trade the issuer's securities on the basis of the information.

The following outlines restrictions imposed on (1) "statutory insiders" by Section 16 of the Securities Exchange Act of 1934 (Exchange Act"), Section 306 of the Sarbanes-Oxley Act of 2002 and Regulation BTR promulgated by the Securities and Exchange Commission (the "SEC") and (2) "affiliates" by Rule 144 under the Securities Act of 1933 ("Securities Act").

If you are not a director or an executive officer of PulteGroup (as listed in our Form 10-K), you do not need to comply with these requirements.

11. Statutory Trading Restrictions

Section 16 Short-Swing Profit Rules Reporting Obligations And "Short" Sale Prohibitions

a. Persons Covered

This section 11 applies to executive officers and non-employee directors of PulteGroup and beneficial owners of 10% or more of PulteGroup's shares ("Statutory Insiders").

b. Restrictions

Section 16(b) provides that PulteGroup may recover any profit realized by any Statutory Insider from any non-exempt purchase and sale, or sale and purchase, of any PulteGroup shares or other equity security within any six-month period.

Any pair of non-exempt purchase and sale transactions occurring within six months will be matched (whether the purchase comes before or after the sale). In the calculation of the short-swing profits involved in such transactions, PulteGroup (or the court in the case of a shareholder action) will successively match the lowest purchase price with the highest sales price in order to recover the highest amount for the Company, rather than track specific stock certificates or proceeds. Losses on one transaction will not be permitted to offset profits on another. Matched transactions can include transactions in derivative securities, hedging transactions and transactions of other family members or of certain trusts or other entities in which you have an interest.

- If an option or other derivative security is granted pursuant to a plan or transaction that qualifies under SEC Rule 16b-3, the grant is not considered a purchase for purposes of Section 16(b). Similarly, an exercise of an option or other derivative security will generally be exempt from Section 16(b). Statutory Insiders can therefore exercise such securities and sell the shares acquired on the same day without concern that the sale will be matched to the grant or exercise. Please note, however, that the sale could be matched against any non-exempt purchase during the six-month period preceding or following the sale.

- For Section 16(b) purposes it is irrelevant whether a Statutory Insider possessed or relied on "inside" information in deciding to buy or sell. Section 16(b) imposes strict liability in an automatic, mechanical way, and no proof of intent or actual misuse of inside information is required.

- Section 16(b) will continue to apply for six months from the date of the last non-exempt transaction while serving as a Statutory Insider.

- Sales or purchases by a member of a Statutory Insider's immediate family living in the same household (or by certain trusts or other entities in which the Statutory Insider has an interest) may be matched against purchases or sales by the Statutory Insider. The term "immediate family" means child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and includes adoptive relationships.

- Section 16(b) does not prohibit a purchase and sale, or sale and purchase, within a six-month period, but it does allow PulteGroup to recover any profit made from such transactions. Thus you could buy shares for $90 per share and sell them a week later for $80 per share without any liability under Section 16 provided you have not bought shares for under $80 per share within 6 months before or after the sale.

- If PulteGroup does not bring an action to recover unlawful profits under Section 16(b), any shareholder can bring the action on behalf of PulteGroup at any time within two years after the profit was realized and receive attorney's fees out of any recovery. There are plaintiffs' attorneys who routinely bring lawsuits for such shareholders.

c. Reporting Beneficial Ownership

Filings with SEC. Section 16(a) of the Exchange Act requires Statutory Insiders to report their beneficial ownership of PulteGroup Securities to the SEC and to the person designated by PulteGroup to receive such statements.

- Form 3 is used to report the initial ownership at the time a person becomes a Statutory Insider. It must be filed within 10 days after election or appointment even if no securities are owned.

- Generally, Form 4 is used to report subsequent changes in beneficial ownership. A Form 4 report must be filed within two business days of any change in beneficial ownership.

- Form 5, which must be filed within 45 days after the end of PulteGroup's fiscal year, is used to report transactions not reported on Form 4 because the rules allow deferred reporting.

Stock Options, Performance Units, Etc. The initial Form 3 must include derivative securities such as stock options and performance units, as well as shares, including restricted shares (whether or not vested), actually owned and/or held by the reporting person. Subsequent Forms 4 and 5 must report changes in those derivative securities.

Timely Filing. As part of PulteGroup's compliance program, Forms 4 and 5 for executive officers and directors are prepared and filed by the Law Department. The Law Department will prepare appropriate Forms for any reportable transaction, and, time permitting, forward them to the Statutory Insider for review (for accuracy), signature and return for filing. The accuracy and filing of these reports are the individual responsibility of each Statutory Insider. The Law Department will handle appropriate filings and send copies of the Form as filed, and filing data, to the Statutory Insider. The Law Department will prepare and arrange for signature and filing for all Forms 3 for new Statutory Insiders.

Signatures. Statutory Insiders are encouraged to sign a Power of Attorney authorizing specified Law Department personnel to execute Forms 3, 4 and 5 on their behalf so that delays in obtaining signatures will not delay any required filings.

Fines for Non-Compliance. The SEC has statutory authority to levy fines for failure to comply with the filing requirements of Section 16(a), and in some circumstances criminal penalties can apply.

Proxy Statement Disclosure. As further enforcement and incentive, SEC rules require PulteGroup to disclose in its annual proxy statements and annual reports on Form 10-K the names of executive officers and directors who were late in reporting transactions or who failed to file required reports.

d. Prohibition Against "Short" Sales And Sales "Against The Box"

With limited exceptions, Section 16(c) of the Exchange Act makes it a criminal offense for any Statutory Insider to sell any equity security of PulteGroup, directly or indirectly, if the seller (or his or her principal) does not own the security ("short sales") or, although owning the security, does not deliver it against the sale within 20 days, or does not deposit it in the mail or other usual channels of transportation for delivery against the sale within five days (sales "against the box").

Rule 144

a. Persons Covered

SEC Rule 144 applies to executive officers and non-employee directors of PulteGroup, as well as other "affiliates" of PulteGroup.

b. Restrictions

Sales of an issuer's securities by "affiliates" will generally be exempt from the registration requirements of the Securities Act only if made pursuant to the requirements of Rule 144. An "affiliate" of an issuer is a person that directly or indirectly controls, is controlled by, or is under common control with, the issuer. For these purposes, you should assume that non-employee directors and executive officers of PulteGroup are affiliates of PulteGroup.

In order for an executive officer or non-employee director to sell PulteGroup Securities publicly without complying with the registration requirements of the Securities Act, he or she must meet the requirements of Rule 144. Rule 144 has five basic requirements.

- PulteGroup must be current in its SEC reporting obligations (i.e., Forms 10-K and 10-Q) at the time of sale

- The amount of the securities that an executive officer or director can sell (together with sales by a spouse and relatives who live with such executive officer or director and also trusts and other entities in which such executive officer or director has an interest) in a three-month period is limited to the greater of (1) one percent of the outstanding shares of PulteGroup, and (2) the average weekly trading volume of PulteGroup Securities in the four calendar weeks preceding the receipt of the order to execute the transaction

- The executive officer or director must file a Form 144 with the SEC at the time the order is placed with the broker unless the amount of securities to be sold during the three months does not exceed 5,000 shares or other units and the aggregate sales price does not exceed $50,000.

- The executive officer or director must sell the securities in unsolicited "brokers transactions" or directly to a "market maker" without making any special payments of any kind other than ordinary brokers' fees. The executive officer or director should be sure to advise his or her broker that the sale will be a Rule 144 sale before the order is placed.

- A six-month holding period is required before "restricted securities" can be sold. Restricted securities are securities that have been acquired directly or indirectly from the issuer or an affiliate of the issuer in a private transaction. Securities obtained under PulteGroup benefit plans or purchased in the open market will not be restricted and therefore need not meet the holding period requirement (but must meet the other requirements).

c. Responsibility

Compliance with these requirements is the individual's obligation, but directors and executive officers are encouraged to discuss any questions with the General Counsel who can assist you with preparing and filing these forms.

Pension Fund Blackout Period Trading Prohibitions

a. Persons Covered

These restrictions apply to executive officers and directors of PulteGroup ("BTR Statutory Insiders").

b. Prohibitions

It is unlawful for a BTR Statutory Insider to directly or indirectly purchase, sell or otherwise acquire or transfer any interest in PulteGroup common shares, or any other PulteGroup equity security, during a "blackout period" with respect to that security if the security was acquired by the BTR Statutory Insider in connection with his or her service or employment as an executive officer or director of PulteGroup.

A "blackout period" is generally a period of more than three consecutive business days during which the ability to purchase, sell or otherwise acquire or transfer an interest in PulteGroup common shares, or any other equity security of PulteGroup, held in the 401(k) Plan is suspended with respect to 50% or more of the participants or beneficiaries.

Any sale or other transfer of PulteGroup equity securities during a blackout period is presumed to involve PulteGroup equity securities acquired in connection with service or employment as a director or executive officer, unless the BTR Statutory Insider establishes by specific identification of securities (e.g., source and consistent identification for tax reporting purposes) that the transaction did not involve an equity security acquired in connection with service or employment as a director or executive officer (e.g., the PulteGroup equity securities were purchased in the open market for full fair market value and not pursuant to any employee or director plan).

The prohibition covers both

- an acquisition of PulteGroup equity securities by a BTR Statutory Insider during a blackout period if the acquisition is in connection with the BTR Statutory Insider's service or employment as an executive officer or director, and

- a disposition by a BTR Statutory Insider during a blackout period of PulteGroup equity securities acquired in connection with the BTR Statutory Insider's service or employment as an executive officer or director.

Securities acquired by a BTR Statutory Insider "in connection with service or employment" as an executive officer or director include those acquired directly or indirectly

- at a time when he or she was a BTR Statutory Insider

- under a compensatory plan, contract, authorization or arrangement, such as an option, warrants, rights, pension, retirement, deferred compensation, bonus, incentive or profit-sharing plan (whether or not set forth in any formal plan document),

- as a result of any transaction or business relationship to which PulteGroup or any of its subsidiaries was a party and in which the BTR Statutory Insider or his or her immediate family member had a direct or indirect material interest (including, potentially, through ownership of an equity interest in another entity), to the extent that he or she has a pecuniary interest in the equity securities, or

- as "director's qualifying shares" or other securities that he or she must hold to satisfy minimum ownership requirements or guidelines for directors or executive officers,

- or prior to becoming, or while, a BTR Statutory Insider where the equity security was

  - acquired as a direct or indirect inducement to service or employment as a director or executive officer, or

  - received as a result of a business combination in exchange for an equity security of an entity involved in the business combination that he or she had acquired in connection with service or employment as a director or executive officer of such entity.

c. Remedies

The remedy for trading in violation of the prohibition is similar to the remedy provided by Section 16(b) of the Exchange Act. Specifically, either PulteGroup, or under certain circumstances a security holder acting on its behalf, may institute an action to recover any profit realized by the BTR Statutory Insider as a result of trading in violation of the prohibition. Such trading is treated as a violation of the Exchange Act, which subjects the offending party to civil and criminal penalties.

d. Notice

PulteGroup is generally required to give written notice of an impending blackout period, including its start and end dates (by specific dates or weeks), to BTR Statutory Insiders no later than five business days after it receives notice of the blackout period from the plan administrator (which PulteGroup is to receive at least 30 days prior to the start of the blackout period).

The requirement to give advance notice will not, however, apply in any case in which the inability to provide advance notice of the blackout period is due to events that were unforeseeable or circumstances that were beyond the reasonable control of PulteGroup and PulteGroup reasonably so determines in writing. If there is a subsequent change in the beginning or ending dates of the blackout period, PulteGroup is required to provide directors and executive officers with an updated notice explaining the reasons for the change and identifying all material changes in the information contained in the prior notice. The updated notice must be provided as soon as reasonably practicable, unless advance notice of the termination of a blackout period is impracticable.

e. Pre-Clearance

BTR Statutory Insiders must contact the General Counsel at least one day prior to engaging in any transaction involving PulteGroup equity securities during a blackout period. The Law Department will review the proposed transaction to determine whether it is subject to the pension fund blackout period trading prohibitions. BTR Statutory Insiders must not engage in the transaction without clearance from the Law Department. Any such clearance will relate solely to the restraints imposed by this policy and will not constitute advice regarding the investment aspects of any transaction.

*****

All questions relating to this policy should be directed to the General Counsel at 248.433.4623.

THESE ARE VERY SERIOUS MATTERS. INSIDER TRADING IS ILLEGAL AND CAN RESULT IN JAIL SENTENCES AS WELL AS CIVIL PENALTIES. IF YOU HAVE ANY QUESTION OR DOUBT ABOUT THE APPLICABILITY OR INTERPRETATION OF THIS POLICY OR THE PROPRIETY OF ANY DESIRED ACTION, PLEASE SEEK CLARIFICATION FROM OUR GENERAL COUNSEL. DO NOT TRY TO RESOLVE UNCERTAINTIES ON YOUR OWN.

ACKNOWLEDGEMENT

The undersigned acknowledges that he/she has read this Insider Trading and Confidentiality Policy and agrees to comply with the restrictions and procedures contained herein.

____

Signature

____

Print Name

____

Date

Robert Molinet

From:	Zdrazil, Scott [ScottZdrazil@amalgamatedbank.com]
Sent:	Friday, March 25, 2011 10:19 AM
To:	Chris Richards
Cc:	Frederick W. Smith; Steve Loranger; Alan Graf; Judy Edge; Robert Molinet; Mickey Foster; Cornish F. Hitchcock
Subject:	RE: FedEx Policy on Insider Hedging and Margin Trading

Dear Mr. Richards:

Thank you very much for your response. We would appreciate the opportunity to discuss the issues raised in the response at a time convenient for the appropriate representatives. Would it be possible to arrange a conference call to discuss, possibly within the next week?
Please forward times that might be appropriate.

Regards,
Scott Zdrazil

-----Original Message-----
From: Chris Richards [mailto:cprichards@fedex.com]
Sent: Thursday, March 24, 2011 12:12 PM
To: Zdrazil, Scott
Cc: Frederick W. Smith; steve.loranger@itt.com; Alan Graf; Judy Edge; Robert Molinet; Mickey Foster
Subject: FW: FedEx Policy on Insider Hedging and Margin Trading

Mr. Zdrazil,

Attached is our response to your letter of March 1, 2011.

Chris Richards/mb

Christine P. Richards
Executive Vice President
General Counsel and Secretary
Member of the Executive Committee

942 South Shady Grove Road
Memphis, TN 38120
Telephone 901.818.7588
Fax 901.818.7590
cprichards@fedex.com


Corporation

VIA E-MAIL (scottzdrazil@amalgamatedbank.com)

March 23, 2011

Scott Zdrazil
First Vice President – Director of Corporate Governance
Amalgamated Bank
275 Seventh Avenue
New York, NY 10001

Re: FedEx Policy on Insider Hedging and Margin Trading

Dear Mr. Zdrazil:

Thank you for your March 1, 2011 letter (copy attached) to Frederick W. Smith, FedEx's Chairman, President and Chief Executive Officer, and Steven R. Loranger, the Chairman of the Compensation Committee of our Board of Directors. We are always interested in hearing from our shareowners and other stakeholders and better understanding their views on matters relating to governance.

We share your belief in the importance of aligning management and shareowner interests, and we believe that our executive compensation and insider trading policies and practices further this shared belief. As an example, we have adopted a comprehensive and detailed set of policies, contained in an internal document known as the FedEx Securities Manual, that regulate trading by our insiders, including all executive officers and Board members. The Securities Manual includes information regarding quiet periods and explains when transactions in FedEx stock are permitted.

As indicated in our most recent proxy statement, the Securities Manual also sets forth certain types of transactions that are restricted – namely, "transactions that signal a lack of confidence in FedEx's prospects or may lead to inadvertent insider trading violations." Specifically, the Securities Manual strictly prohibits publicly traded (or exchange-traded) options, such as puts, calls and other derivative securities, and short sales, including "sales against the box." The Securities Manual also prohibits margin accounts and pledges and hedging or monetization transactions; provided, however, that the General Counsel may grant an exception to the prohibition against holding FedEx securities in a margin account or pledging FedEx securities "on a case-by-case basis for those that clearly demonstrate the financial capacity to repay the loan without resort to the pledged securities.". Based upon this criterion, I granted such an exception with respect to the shares that are disclosed on page 7 of our 2010 proxy statement as having been pledged as security by Messrs. F.W. Smith, Hyde and J. Smith. These shares represent less than 2% of FedEx's outstanding common stock and therefore do not present any appreciable risk for investors or the company. To my knowledge, no other FedEx executive officer or Board member currently holds FedEx securities pursuant to a hedging arrangement or that are pledged pursuant to a margin account or otherwise.

Please let me know if you have any further questions or require any additional information.

Very truly yours,

FedEx Corporation



Christine P. Richards

Attachment

cc: Frederick W. Smith
Steven R. Loranger
Alan B. Graf, Jr.
Judith H. Edge
Robert T. Molinet
Arthur M. Foster

[864256]



1 March 2011

Mr. Frederick W. Smith
Chair and Chief Executive Officer
Federal Express Corporation
942 South Shady Grove Road
Memphis, Tennessee 38120

Mr. Steven R. Loranger
Chair, Compensation Committee
Federal Express Corporation
942 South Shady Grove Road
Memphis, Tennessee 38120

Dear Mr. Smith and Mr. Loranger:

Amalgamated Bank manages approximately $12 billion in assets in our LongView Funds, including 145,888 shares of FedEx Corporation. As long-term shareholders, we actively monitor our investments and engage companies within our portfolio to promote sound governance practices. We support executive compensation policies that reward good long-term performance and that align the interests of senior executives and directors with those of shareholders. We are concerned that this may not be happening at FedEx.

In order to align insiders' interests with those of long-term shareholders, we endorse policies that encourage stock ownership among senior executives and board members and prohibit practices that could sever the alignment of shareholders' interest in ownership from those of insiders, such as insider hedging or margin trading activity. We note in FedEx's 2010 Proxy Statement that the company describes a policy which prohibits insider hedging and margin trading in company stock:

> "(W)e generally prohibit all members of management, including the named executive officers, from engaging in certain types of transactions involving FedEx stock that may signal a lack of confidence in FedEx or may lead to inadvertent insider trading violations, such as transactions in publicly traded options, short sales, holding stock in a margin account or pledging it as collateral for a loan, and hedging or monetization transactions."
> *FedEx 2010 Proxy, pp 30-31*

However, we also note that the company disclosed in the same proxy that several members of management and the Board were actively engaged in margin trading with company stock, including Board Chairman Frederick Smith, as well as board members J.R. Hyde III, and Joshua I. Smith.





Insider margin trading creates numerous risks for investors and the company. Margin calls can occur when a company's stock is already under pressure. If there is a margin call, a significant number of shares held by a senior executive or director may be suddenly dumped on the market, which can further depress the stock price. Such a result can be detrimental to shareholders as a whole. Similarly, if holdings in company stock are subject to hedging activity, senior executives and directors may be better protected against price drops than shareholders generally. Moreover, allowing insiders to engage in margin trading can create conflicts of interest between insiders' own financial interests in the company stock from the long-term interests of institutional investors, such as the LongView Funds. And lastly, when margin calls do occur, they may force share sales at moments when an insider may have material insider information, thereby risking that the insider will violate insider trading policies.

For these reasons, we encourage companies to prohibit hedging and margin trading by senior executives and board members who play key roles in exercising oversight and implement business strategies for shareholders.

In light of FedEx's 2010 proxy disclosures, we would like to request clarification on FedEx's policies and practices:

- Is the "general prohibition" quoted above embodied in a document or documents? Are there any other documents stating the company's policy towards hedging or pledging of company stock by Board directors? A review of the company website, including the *Code of Business Conduct & Ethics* did not reveal a specific policy.
- Which named executive officers (NEO's) are covered by the policy? Is Mr. Smith exempt from the "general prohibition" described above? What are the criteria and processes for determining whether an officer or director should receive an exemption from the "general prohibition" quoted above?
- Why, in light of the proxy disclosure of a policy banning margin trading, is there outstanding exposure to the risks of margin trading by the Board Chair and CEO of the company, who would presumably be included as a "member of management" as the proxy disclosure states?
- What is the current extent of hedging and pledging activities by all named executive officers and board members?

We appreciate your timely response by March 17th. Please feel free to contact me at (212) 895-4923 or by email at scottzdrazil@amalgamatedbank.com.

Sincerely,

Scott Zdrazil
First Vice President – Director of Corporate Governance